Alchemy Investments Acquisition Corp 1

850 Library Avenue, Suite 204-F

Newark, DE 19711

April 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady, Jennifer Monick, Benjamin Holt, Brigitte Lippmann

Re: Alchemy Investments Acquisition Corp 1

Amendment No. 1 to Registration Statement on Form S-1

Filed April 5, 2023

File No. 333-268659

Ladies and Gentlemen:

This letter sets forth responses of Alchemy Investments Acquisition Corp 1 (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 28, 2023, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment have been included in this letter for your convenience.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently with this letter publicly filing the Registration Statement which reflects these revisions and clarifies certain other information. References to page numbers in the Company’s responses to the comments below correspond to the page number in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed April 5, 2023

Risk Factors, page 33

1.	Staff’s comment: Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

● liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

● extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

● de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and has added a risk factor regarding the excise tax on pages 32 and 55 of the amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Mattia Tomba
Mattia Tomba
Co-Chief Executive Officer

Via E-mail:

cc:	Tamar Donikyan Kirkland & Ellis LLP

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